UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 2013

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-31566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm
The Benefits Committee
The Provident Bank 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of The Provident Bank 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.
/s/KPMG LLP
Short Hills, NJ
June 26, 2014

THE PROVIDENT BANK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
	2013	2012
Assets:
Investments, at fair value	$58,632,164	48,157,052
Loans receivable from participants	1,456,175	1,296,353
Employer contribution receivable	18,972	16,175
Net assets available for benefits, before
adjustment from fair value to contract value for
fully benefit-responsive investment contracts	60,107,311	49,469,580
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	-	(199,211)
Net assets available for benefits	$60,107,311	49,270,369
See accompanying notes to financial statements.

The Provident Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,2013 and 2012

	2013	2012
Additions to net assets attributable to :
Investment income:
Net appreciation in fair value of investments	9,664,085	4,156,590
Dividend income	710,365	845,217
Interest income	137,277	125,669
Net investment income	10,511,727	5,127,476

Interest on participant loans receivable	56,997	53,281
Contributions:
Employee contributions	3,525,726	3,298,688
Employer contributions	609,448	579,529
Rollover contributions	1,050,205	656,089
Total contributions	5,185,379	4,534,306
Total additions	15,754,103	9,715,063

Deductions from net assets attributable to:
Benefits paid to participants	4,922,144	3,283,987
Administrative expense	46,966	46,682
Total deductions	4,969,110	3,330,669
Increase in net assets available for benefits, before transfers	10,784,993	6,384,394

Transfers to the Plan	51,949	116,054
Increase in net assets available for benefits, after transfers	10,836,942	6,500,448
Net assets available for benefits at beginning of year	49,270,369	42,769,921
Net assets available for benefits at end of year	60,107,311	49,270,369

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Plan Description
The Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant‑directed defined contribution plan sponsored by The Provident Bank (the “Bank”) and covers all employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees are automatically enrolled in the Plan. The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions
Participants may elect to make tax deferred contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.
Effective January 1, 2010, all new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic contribution rate of 2% of eligible compensation. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan.
A participant may make “catch‑up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch‑up contribution limit for the years ended December 31, 2013 and 2012 is $5,500. Catch‑up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch‑up contributions be reclassified as regular contributions if the participant elects catch‑up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employee Stock Ownership Plan (“ESOP”) Diversification - Transfer to the Plan
Effective January 1, 2012, participants in the ESOP, a separate plan sponsored by the Bank, who have both attained age 55 and completed ten years of participation in the Plan, will have an option to diversify their holdings.
For each of the first five ESOP Plan years in the qualified participant election period of six years, the participant may elect to diversify an amount which does not exceed 25% of the number of shares allocated to their ESOP account since the inception of the ESOP, less all shares with respect to which an election under this provision has already been made. For the last year of the qualified election period, the participant may elect to have up to 50 percent of the value of their ESOP account, less all shares with respect to which an election under this provision has already been made. Once diversification is elected, the funds will be transferred from the ESOP to the Plan.
In 2013 and 2012, approximately $52,000 and $116,000 was transferred into the Plan, respectively, in connection with ESOP diversification.

(c)	Employer Contributions
In 2013 and 2012, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate in its sole discretion.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(d)	Vesting
Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested.

(e)	Participant Loans
Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan. As of December 31, 2013, the interest rate on these loans ranged from 4.25% to 8.25%. As of December 31, 2012, the interest rate on these loans ranged from 4.25% to 9.25%.
Principal and interest is paid ratably through bi‑weekly payroll deductions or directly by the participant to the Plan administrator.

(f)	Benefit Payments/Withdrawals
Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi‑annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post‑tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre‑tax participant contributions are also permitted once per year, but with a penalty.

(g)	Participants’ Accounts
Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(h)	Plan Changes
Effective December 19, 2013, the Plan was amended to provide for elective deferral changes requested by participants to be effective each pay period. The Plan was further amended to remove the participation restriction for employees classified as temporary workers.
Effective January 1, 2013, the Plan was further amended to exclude employees classified as a temporary, seasonal or peak period worker from participation in the Plan.
On October 25, 2012, the Plan was amended to provide for an increase in the automatic deferral contribution percentage from 2% to 3%. The increase in the automatic deferral rate became effective on January 1, 2013. The Plan will auto enroll a participant 30 days following the first entry date of an employee’s initial eligibility or eligibility for re-participation, equal to 3% of the participant’s eligible compensation, unless the eligible employee elects otherwise.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(i)	Funds and Accounts Managed by Principal Trust Company
Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties
The Plan invests in various investment instruments, including mutual funds, pooled separate accounts, stable value funds, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near‑term and that such changes could materially affect the amounts reported in the financial statements.
The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”). At December 31, 2013 and 2012, approximately 20% and 21% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the performance of the Company, and the market’s evaluation of such performance.

(d)	Loans Receivable from Participants
Participant loans are classified as loans receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Investment Securities
Investment securities are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date and are stated at fair value.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for fully benefit responsive contracts, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Principal Fixed Income 401(a)/(k) at December 31, 2013 and the Principal Stable Value Fund at December 31, 2012 held investment contracts that were deemed to be fully benefit-responsive. As required by U.S. GAAP, the

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Statements of Net Assets Available for Benefits present the fair value, as well as the amount necessary to adjust this fair value to contract value. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(f)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex‑dividend date.

(g)	Benefits Paid to Participants
Benefits are recorded when paid.

(3)	Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets. Investment management fees are paid to the funds offered by the Plan and is reflected in the change in fair value of the Plan holdings.

(4)	Plan Termination
Although it has not expressed intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

(5)	Federal Income Taxes
On September 17, 2013, the Plan received a favorable Determination Letter from the Internal Revenue Service, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator and the Plan’s tax counsel, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(6)	Investment Securities
Investment Securities at December 31, 2013 and 2012 consisted of mutual funds, pooled separate accounts, common and collective trusts, guaranteed investment contracts, and common stock issued by the Company. At December 31, 2013 and 2012, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

	2013	2012
Investment in common stock
Provident Financial Services, Inc.:	$12,238,301	$10,149,267
Guaranteed investment contract:
Principal Fixed Income 401(a)/(k)	8,286,191	—
Common and collective trust:
Principal Stable Value Preferred Fund	—	8,674,832
Mutual funds:
American Funds Europacific Growth Fund	3,466,790	2,679,932
Prudential Jennison Mid Cap Growth Fund	3,220,657	2,537,314
Columbia Dividend Income Fund	3,661,192	2,933,006
MainStay Large Cap Growth Fund	6,223,053	4,812,510
PIMCO Total Return Admin Fund	2,780,721	2,992,787	*
*Shown for comparative purposes. Investment in 2013 is below 5% of the Plan’s net assets
For the years ended December 31, 2013 and 2012, the Plan’s net appreciation/(depreciation) in investments was as follows:

	2013	2012
Mutual funds	$5,991,053	$2,870,565
Pooled separate accounts	838,164	278,036
Provident Financial Services, Inc. common stock	2,834,868	1,007,989
	$9,664,085	$4,156,590
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
There have been no changes in valuation methodologies used at December 31, 2013 and 2012. The valuation methodologies used for assets measured at fair value are as follows:
Mutual funds: Valued at the quoted price based on net asset value (“NAV”) of shares held by the plan at year‑end.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

Pooled separate accounts: Valued by the NAV of the pooled separate accounts, based on the fair value of the underlying holdings.
Guaranteed investment contract: Valued at fair value based on the ability of the insurance carrier to honor its obligations under the contract. Management has concluded that the current crediting rate of the contract approximates the fair value yield and that no fair value adjustment is required based on the credit worthiness of the issuer. Therefore contract value approximates fair value.
Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).
Common/collective trusts: Valued at the NAV of the trust, based on the fair value of the underlying holdings.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2013 and 2012:

	Fair value measurements at December 31, 2013
	Total	Level 1	Level 2	Level 3

Pooled separate accounts:
Index funds large U.S. equity	$1,926,160	—	1,926,160	—
Index funds small/mid U.S. equity	1,486,090	—	1,486,090	—
Mutual fund:
Balanced funds	11,145,675	11,145,675	—	—
Fixed income funds	3,047,120	3,047,120	—	—
International funds	3,718,010	3,718,010	—	—
Large U.S. equity funds	10,826,862	10,826,862	—	—
Small/mid U.S. equity funds	5,957,755	5,957,755	—	—

Guaranteed Investment Contract	8,286,191	—	—	8,286,191

Provident Financial Services, Inc. common stock	12,238,301	12,238,301	—	—
	$58,632,164	$46,933,723	$3,412,250	$8,286,191

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

	Fair value measurements at December 31, 2012
	Total	Level 1	Level 2	Level 3

Pooled separate accounts:
Index funds large U.S. equity	$1,254,428	—	1,254,428	—
Index funds small/mid U.S. equity	924,231	—	924,231	—
Mutual fund:
Balanced funds	8,371,850	8,371,850	—	—
Fixed income funds	3,360,481	3,360,481	—	—
International funds	2,785,403	2,785,403	—	—
Large U.S. equity funds	8,282,112	8,282,112	—	—
Small/mid U.S. equity funds	4,354,448	4,354,448	—	—

Guaranteed Investment Contract	8,674,832	—	8,674,832	—

Provident Financial Services, Inc. common stock	10,149,267	10,149,267	—	—
	$48,157,052	$37,303,561	$10,853,491	$—
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013:

Guaranteed
investment
contracts
Balance, beginning of year	$—
Interest	102,218
Purchases	9,577,647
Sales	(1,393,674)
Balance, end of year	$8,286,191

The Plan’s mutual fund and pooled separate account investments in funds are valued and are redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a trading fee of 1%‑2%.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(7)	Short‑Term Fixed Income Options

(a)	Principal Fixed Income 401(a)/(k)
The Plan invests in the Principal Fixed Income 401(a)/(k) (the “Contract”), a benefit‑responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage‑backed securities and short‑term cash equivalents.
The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits. An employer‑level surrender of the Plan’s interest in the Principal Fixed Income Option or employer‑initiated transfer will be subject to either a 12‑month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.
The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the year ending on December 31, 2013 was 2.00% There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 was $8,286,191. This Contract was purchased on May 1, 2013.

(b)	Principal Stable Value Preferred Fund (Replaced by the Principal Fixed Income 401(a)(k))
The Plan invested in the Principal Stable Value Preferred Fund (the “Stable Value Preferred Fund”), is a benefit‑responsive collective trust fund. The objective of the Stable Value Preferred Fund is to provide preservation of capital. The Stable Value Preferred Fund seeks to achieve this objective by investing primarily in a variety of high quality Stable Value Investment Contracts as well as cash and cash equivalents.
Investment income is accrued as earned. Investment income earned daily by the Stable Value Preferred Fund is recorded on an accrual basis and retains the character of income as earned by the underlying fund. Income from investment contracts in the fund is recorded at the contract rate, is referred to as the crediting rate, which in the case of synthetic contracts are net of fees to the issuer of the wrap contract. For fully benefit‑responsive synthetic investment contracts, earnings on the underlying assets are factored into the next computation of the crediting reset.
The average market yield earned by the Stable Value Preferred Fund, which is also the actual interest credited to participants in the Stable Value Preferred Fund was 1.27% and 1.53% for the years ended December 31, 2013 and 2012, respectively.
The Plan’s investment in the Stable Value Preferred Fund was sold and replaced by the Fixed Income 401(a)(k) on May 1, 2013.

THE PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(8)	Related‑Party Transactions
Certain Plan investments are investment contracts or shares of fixed income and pooled separate accounts managed or issued by The Principal Financial Group (“Principal”) or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party‑in‑interest transactions. Contract administrator fees that were paid from plan assets were $46,966 and $46,682, for the years ended December 31, 2013 and 2012, respectively.
The Plan had invested $12,238,301 and $10,149,267, at fair value, in the common stock of Provident Financial Services, Inc. as of December 31, 2013 and 2012, respectively.

(9)	Reconciliation of Financial Statements to 2013 Form 5500
The following is a reconciliation of the financial statements to the Form 5500:

	2013	2012
Net assets available for Plan benefits per financial statements	$60,107,311	49,270,369
Adjustment from fair value to contract value for fully benefit-responsive investment	—	199,211
Net assets per the Form 5500	$60,107,311	49,469,580

2013
Net investment loss per financial statements	$10,511,727
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
2012	(199,211)
2013	—
$10,312,516

For the purposes of the Form 5500 and related supplemental schedules, Loans receivable from participants are reported as Participant loans which are included in Plan investments as opposed to being separately disclosed in the financial statements.

(10)	Subsequent Events
In connection with the preparation of the financial statements and in accordance with recently issued guidance, the Plan administrator has evaluated subsequent events after December 31, 2013 through the date the financial statements were issued and concluded that no additional disclosures were required.

THE PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issuer		Description of investment	Shares	Fair value
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Small Cap S&P 600 Index	27,302	$1,156,371
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Mid Cap S&P 400 Index	8,320	329,719
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Large Cap S&P 500	22,598	1,926,160
*	Principal Life Insurance Company	Insurance Company General Account
		Principal Fixed Income Guarantee Option	670,750	8,286,191
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement Income Fund	165,418	2,444,889
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2010 Fund	28,286	504,060
	T. Rowe Price Associates, Inc	Registered Investment Company
		Retirement 2015 Fund	7,573	108,453
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2020 Fund	115,189	2,348,705
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2025 Fund	47,294	727,387
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2030 Fund	109,868	2,483,038
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2035 Fund	5,935	96,634
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2040 Fund	56,411	1,320,588
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2045 Fund	10,515	164,155
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2050 Fund	64,072	836,785
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2055 Fund	8,583	110,981

THE PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

	T. Rowe Price Associates, Inc.	Registered Investment Company
		T. Rowe Price Mid Cap Value	49,040	1,467,794
	BMO Funds	Registered Investment Company
		BMO Small-Cap Growth I Fund	11,543	262,622
	Prudential Investments, LLC	Registered Investment Company
		Prudential Jennison Mid Cap Growth	82,921	3,220,657
	JP Morgan Investment Mgmt Inc	Registered Investment Company
		JP Morgan US Equity	66,994	942,617
	Mainstay	Registered Investment Company
		Mainstay Large Cap Growth	619,209	6,223,053
	Columbia Funds	Registered Investment Company
		Columbia Dividend Income	199,737	3,661,192
	Invesco	Registered Investment Company
		Invesco VanKampen Small Cap Value	46,476	1,006,682
	PIMCO	Registered Investment Company
		PIMCO Total Return	260,123	2,780,721
	Capitol Research and Mgmt Co	Registered Investment Company
		American Funds Europacific Growth	71,954	3,466,790
	Vanguard Group	Registered Investment Company
		Vanguard Total Bond Market Index	25,227	266,399
	Vanguard Group	Registered Investment Company
		Vanguard Total International Stock Index	14,998	251,220
*	Provident Financial Services, Inc.	Common Stock	633,452	12,238,301
*	Participant loans (a)			1,456,175
	Total assets held at end of year			60,088,339
*	A party-in-interest as defined by ERISA.
(a)	As of December 31, 2013, the interest rate on these loans ranged from 4.25% to 8.25% with maturity dates through May 20, 2039
See accompanying report of independent registered accounting firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(K) PLAN

By:	/s/ Sara Rispoli

Name:	Sara Rispoli
Title:	Plan Administrator
First Vice President
The Provident Bank

Date: June 26, 2014

Exhibit Index

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Accounting Firm	Page 17

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Provident Financial Services, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-103041) on Form S-8 of Provident Financial Services, Inc. of our report dated June 27, 2014, with respect to the statements of net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of The Provident Bank 401(k) Plan.

/s/KPMG LLP

Short Hills, NJ
June 26, 2014